
RECD S.E.C.
JUL 0 1 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT


03025809

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______ to ______

Commission file number 1-8787

Full title of the Plan:

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

Name of the issuer of the securities held pursuant to the Plan
and the address of its principal executive office:

AMERICAN INTERNATIONAL GROUP, INC.
70 Pine Street
New York, N.Y. 10270

American General Agents' and Managers' Thrift Plan

Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

American General Agents' and Managers' Thrift Plan
Contents
December 31, 2002 and 2001

Page(s)

Report of Independent Accountants 1

Financial Statements

Statement of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4–9

Supplemental Schedule

Form 5500, Schedule H – Part IV, Line 4i - Schedule of Assets (Held at End of Year) 10

Report of Independent Accountants

To the Plan Administrator of
American General Agents' and Managers' Thrift Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American General Agents' and Managers' Thrift Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other independent accountants whose report dated June 14, 2002 expressed an unqualified opinion on those statements. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H – Part IV, line 4i - Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2003



Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-2007

Phone (713) 750 1500
Fax (713) 750 1501
www.ey.com

Report of Independent Auditors

Plan Administrator
American General Agents' and Managers' Thrift
Plan

We have audited the accompanying statement of net assets available for benefits of the American General Agents' and Managers' Thrift Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

June 14, 2002

American General Agents' and Managers' Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Investments funds, at fair value		
Invesco Growth Fund	$ 204,842	$ 168,451
Invesco Dynamics Fund	215,266	169,867
Brazos Small Growth Fund	111,099	26,328
Invesco Balanced Fund	958,524	968,103
Invesco 500 Index Trust Fund	1,537,677	2,274,599
AIM International Growth Fund	1,835,550	2,333,803
American General Stable Value Fund*	28,550,442	27,230,965
Putnam Vista Fund	961,931	1,260,100
T Rowe Price Small Cap Stock Fund	785,652	342,444
Vanguard Bond Index - Total Bond Market Fund	1,688,198	82,189
Vanguard Prime Cap Fund	9,353,816	13,911,757
	46,202,997	48,768,606
Interest in the American General Thrift Plan Master Trust	69,994,886	106,043,006
Participant Loans	3,852,901	3,839,203
Total Investments	120,050,784	158,650,815
Contributions receivable		
Participants	90,076	194,190
Employer	13,100	28,907
	103,176	223,097
Net assets available for benefits	$ 120,153,960	$ 158,873,912

*Formerly known as the Wells Fargo Stable Return Fund

The accompanying notes are an integral part of these financial statements.

American General Agents' and Managers' Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002 and 2001

	2002	2001
Additions		
Additions to net assets attributed to		
Investment income		
Net (depreciation) appreciation in fair value of investments (see Note 4)	$ (3,981,943)	$ 12,254,250
Net investment loss from interest in the American General Thrift Plan Master Trust	(26,989,647)	(823,272)
Interest income	110,810	773,483
Dividends	144,715	1,326,166
Investment (loss)/income	(30,716,065)	13,530,627
Contributions		
Participant	7,045,133	6,417,147
Employer	989,050	1,388,979
	8,034,183	7,806,126
Asset transfers from American General Invest Plan (see Note 1)	-	22,375,000
Total additions	(22,681,882)	43,711,753
Deductions		
Deductions from net assets attributed to		
Distributions to plan participants	16,004,487	22,799,930
Expenses	33,583	22,153
Total deductions	16,038,070	22,822,083
Net (decrease)/increase	(38,719,952)	20,889,670
Net assets available for benefits		
Beginning of year	158,873,912	137,984,242
End of year	$ 120,153,960	$ 158,873,912

The accompanying notes are an integral part of these financial statements.

American General Agents' and Managers' Thrift Plan
Notes to Financial Statements
December 31, 2002 and 2001

1. Description of Plan

General

The American General Agents' and Managers' Thrift Plan ("the Plan") was established on August 1, 1968. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies are available from the Plan administrator.

The Plan is sponsored by American General Corporation (the "Company" or "American General") which is a wholly owned subsidiary of American International Group, Inc. ("AIG") and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is offered to eligible agents and managers (sales employees) of the former American General Life and Accident Insurance Company ("AGLA"). Effective August 28, 2001, the Company was acquired by AIG. As a result of the acquisition, all shares of American General common stock were exchanged for AIG shares based on an exchange ratio of 0.5790 or a share of AIG common stock for each American General share.

Eligible employees as defined in the Plan documents may elect to become participants upon their employment commencement date. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). Effective January 1, 2002, all Companies contributions funded after December 31, 2001 were invested according to the participant's investment elections for future contributions rather than in American International Group, Inc. ("AIG") common stock. In addition, participants were allowed to reallocate at any time all Company contributions, made prior to December 31, 2001, into any of the investments offered by the Plan.

Effective January 1, 2002, all Company contributions funded after December 31, 2001 were invested according to the participant's investment elections for future contributions rather than in AIG common stock. In addition, participants were allowed to reallocate at any time all Company contributions, made prior to December 31, 2001, into any of the investments offered by the Plan.

Effective January 1, 2002, the vesting schedule was changed from a five to three year cliff vesting.

Effective January 1, 2002, the Plan will adopt certain amendments allowed under The Economic Growth and tax Relief Reconciliation Act of 2001.

Effective July 1, 2001, American General Invest Plan merged into the Plan. Net assets of approximately $22.4 million, representing the individual account balances of participants in the American General Invest Plan, were transferred into the Plan as a result of the merger.

Substantially all of the costs of administering the Plan are paid by the Company.

The Plan's investments are held in a bank-administered trust fund.

Participant Accounts

Each participant's account is credited with the participants' and Company's contributions and an allocation of Plan earnings. Allocation of Plan earnings is based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions
Employees who elect to participate may contribute, on a pretax basis, a basic amount equal to three percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to thirteen percent of base pay. All contributions are subject to the contribution limitations discussed below. The Company contributes an amount equal to one-third of the basic contribution.

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds daily. All changes, except transfers, are effective as soon as administratively feasible. Transfers are effective on the business day the request is received.

For 2002 and 2001, the total amount of participant pretax contributions is limited to $11,000 and $10,500, respectively. Additionally, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $40,000 in 2002 and $35,000 in 2001. During 2002 and 2001, the total amount of base pay that can be used in determining contributions under the Plan is $200,000 and $170,000, respectively. Employee contributions earnings thereon are vested immediately. After 3 years of services, employees become vested in the Company's matching contribution and earnings thereon.

Investment Options
All contributions to the Plan are deposited into one or more of the 12 options managed by AMVESCAP National Trust Company ("AMCESCAP"). The allocation of contributions among the options is determined by each participant.

Distributions
Investments in the Plan are eligible for withdrawals when an employee completes his or her career with the Company, retires, becomes permanently disabled, dies, or is in need of the funds because of a case of hardship, as defined by the Plan. At age 59-1/2 or older, employees may withdraw all or any portion of their vested amounts at any time. Participants who retire, leave the Company or become disabled elect between receiving a lump sum distribution equal to the entire value of their vested account or deferring the funds in the Plan until age 70-1/2 if the account balance is $5,000 or more. Distributions are mandatory for account balances less than $5,000. Participants who retire, become disabled or die, vest immediately in all funds. Beneficiaries receive a lump sum distribution equal to the full value of accounts held by the Plan participants who die. Funds taken out of the Plan, and not reinvested into another qualified plan, subject the employee to income and 20% withholding taxes on such funds.

Participant Loans
Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Loans at December 31, 2002 have been issued at interest rates between 5.75% and 10.5%. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures
Participants terminating employment forfeit their non-vested interest in the Company contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions and administrative expenses. Participants who terminate and are re-employed with the Company before incurring five consecutive one-year breaks in service are entitled to the reinstatement of their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document. Forfeitures available to reduce contributions as of December 31, 2002 and 2001 were $50,880 and $74,572, respectively.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These significant estimates include the accumulated Plan benefits and fair value of investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in common collective funds, comprised of the American General Stable Value Fund, the Invesco 500 Index Trust Fund, the Invesco Balanced Fund, the Invesco Dynamics Fund, and the Invesco Growth Fund, are valued based on then-current market values of the underlying assets. Investments in common stock are reported at fair value based on published market prices on the last day of the Plan year . Short-term investments are valued at cost, which approximates fair value. The participant loans are valued at amortized cost, which approximates fair value.

The net (depreciation) appreciation in fair value of investments, including realized gains (losses) and unrealized gains (losses), is reflected in the statements of changes in net assets available for plan benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on the ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Distributions
Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

3. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments at December 31, 2001 was as follows:

(in thousands)

Net assets	
Interest in the American General Thrift Plan Master Trust	$ 106,043
Contributions receivable	144
Total net assets	$ 106,187

At December 31, 2001 these investments contained both participant-directed and non participant-directed contributions with earnings not separately determinable; therefore, the total was considered non participant-directed.

(in thousands)

Changes in net assets	
Contributions	$ 5,313
Dividends	1,168
Interest	16
Net appreciation	13,526
Net loss from interest in the American General Thrift Plan Master Trust	(823)
Benefits paid to participants	(14,516)
Interfund transfers	(2,174)
Forfeitures	328
Participant fees	(11)
	$ 2,827

4. Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)	Years Ended December 31, 2002	2001
Mutual funds	$ (4,966)	$ (1,846)
Common stock	-	13,526
Common collective funds	984	574
	$ (3,982)	$ 12,254

5. Master Trust Information

Effective July 1, 2001, the Plan's investment in common stock was held in the American General Thrift Plan Master Trust (the "Master Trust"). The custodian of the Master Trust investments is State Street Bank and Trust Company.

The purpose of the Master Trust is the collective investment of AIG common stock in this Plan and the American General Employees' Thrift and Incentive Plan. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions which can be specifically identified and by allocating net income, resulting from the collective investment of the assets of the Master Trust, in proportion to the market value of each participating Plan's assets. As of December 31, 2002 and December 31, 2001, the Plan's beneficial interest in the Master Trust represents 19.1% and 17.5% of the total assets, respectively.

The following table presents the fair value of the Master Trust's investments:

(in thousands)	December 31, 2002
AIG common stock	$ 367,311
Total net assets	$ 367,311

Investment income and net appreciation in fair value of the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) are as follows:

(in thousands)	
Net depreciation from investment in common stock	$ (146,948)
Interest	464
	$ (146,484)

6. Federal Income Taxes

The Plan's administrator believes that the trust established under the Plan to hold the Plan's assets is qualified pursuant to Section 401(a) of the Internal Revenue Code, and, accordingly, the Trust's net investment income is exempt from income taxes under provisions of Section 501(a). On April 13, 2003, the Plan obtained an updated favorable tax determination letter from the Internal Revenue Service confirming the above information.

7. Funding Policy

Employee contributions to the individual participant accounts are made through payroll deductions. The Company's matching contribution is made on the same weekly basis as the employees' payroll deduction, and both fund are transferred to the trustee for investment in the separate investment funds.

The Plan permits the acceptance of lump-sum rollover contributions from a qualified plan of a prior employee. There is no Company match on any of these contributions.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the participants would become 100 percent vested in their Company contributions.

9. Related Party Transactions

Plan investments consist of shares of mutual funds managed by AMVESCAP and shares of mutual funds. AMVESCAP is the trustee as defined by the Plan and, therefore, these investments qualify as party in interest transactions.

The Plan offers investment options in certain funds that are affiliated with AIG or one or more of its subsidiaries.

10. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuation, market volatility and credit quality. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

11. Subsequent Event

Effective January 1, 2003, Vanguard Fiduciary Trust Company ("Vanguard") replaced AMVESCAP as trustee of the Plan.

Effective January 1, 2003, The Vanguard Group replaced Invesco Retirement Plan Services Company, a subsidiary of AMVESCAP, as recordkeeper for the Plan.

American General Agents' and Managers' Thrift Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2002

EIN: 74-0483432
PN: 002

Issuer	Description	Fair Value
American General*	2,629,293 shares of American General Stable Value Fund	$ 28,550,442
Vanguard	241,951 shares of Vanguard Prime Cap Fund	9,353,816
AIM*	143,627 shares of AIM International Growth Fund	1,835,550
Vanguard	162,640 shares of Vanguard Bond Index Fund	1,688,198
Invesco*	70,730 shares of Invesco 500 Index Fund	1,537,677
Putnam	160,589 shares of Putnam Vista Fund	961,931
Invesco*	79,944 shares of Invesco Balanced Fund	958,524
T. Rowe Price	36,542 shares of T. Rowe Price Small Cap Stock Fund	785,652
Invesco*	20,194 shares of Invesco Dynamics Fund	215,266
Invesco*	133,834 shares of Invesco Growth Fund	204,842
Invesco*	8,639 shares of Brazos Small Growth Fund	111,099
American International Group*	Interest in the American General Thrift Plan Master Trust	69,994,886
Participant Loans*	Loans issued at interest rates between 5.75% and 10.50%	3,852,901
		$120,050,784

*Party in interest

Note: Cost not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GENERAL AGENTS' AND
MANAGERS' THRIFT PLAN



June 30, 2003

Richard Grosiak,
Director-Employee Benefits

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-68640) of American General Agents' and Managers' Thrift Plan of our report dated June 27, 2003 relating to the financial statements and schedule of American General Agents' and Managers' Thrift Plan, which appears in this Form 11-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP

New York, NY
June 27, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-68640) pertaining to the American General Agents' and Managers' Thrift Plan of our report dated June 14, 2002 with respect to the financial statements of the American General Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

Houston, Texas
June 27, 2003